UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 24, 2020

COLLIER CREEK HOLDINGS

(Exact name of registrant as specified in its charter)

Cayman Islands	001-38686	98-1425274
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 Park Avenue, 58th Floor

New York, NY 10166

(Address of principal executive offices, including zip code)

(212) 355-5515

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable Warrant to purchase one Class A ordinary share	CCH.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	CCH	New York Stock Exchange
Warrants, each exercisable for one Class A ordinary share for $11.50 per share	CCH WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01 Regulation FD Disclosure.

Furnished as Exhibit 99.1 hereto and incorporated into this Item 7.01 by reference is the investor presentation that Collier Creek Holdings (“Collier Creek”) has prepared for use in connection with various meetings and conferences related to the proposed business combination (the “Business Combination”) between Collier Creek and Utz Brands Holdings, LLC (“Utz”) in accordance with the terms of that certain Business Combination Agreement, dated as of June 5, 2020 (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among Collier Creek, Utz, Series U of UM Partners, LLC and Series R of UM Partners, LLC. A copy of the Business Combination Agreement was attached as Exhibit 2.1 to Collier Creek’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 5, 2020.

The foregoing (including Exhibit 99.1) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Additional Information

Collier Creek has filed a registration statement with the SEC which includes a preliminary proxy statement and preliminary prospectus of Collier Creek in connection with the proposed Business Combination and, after the registration statement is declared effective, will mail a proxy statement/prospectus and other relevant documents to its shareholders. Collier Creek’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus, any amendments thereto, and the definitive proxy statement/prospectus in connection with Collier Creek’s solicitation of proxies for the special meeting to be held to approve the Business Combination as these materials will contain important information about Utz and Collier Creek and the proposed Business Combination. The definitive proxy statement/prospectus will be mailed to the shareholders of Collier Creek as of a record date to be established for voting on the Business Combination. Such shareholders will also be able to obtain copies of the proxy statement, without charge, at the SEC’s website at http://www.sec.gov, or by directing a request to: Collier Creek Holdings, 200 Park Avenue, 58th Floor, New York, NY 10166, attention: Bradford Williams (williams@cc.capital).

Participants in the Solicitation

Collier Creek, Utz and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Collier Creek’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Collier Creek’s directors and officers in Collier Creek’s filings with the SEC, including Collier Creek’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 12, 2020, and such information and names of Utz’s directors and executive officers are in the Registration Statement on Form S-4 filed with the SEC on June 12, 2020 by Collier Creek, which includes the proxy statement/prospectus of Collier Creek for the Business Combination. Shareholders can obtain copies of Collier Creek’s filings with the SEC, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Collier Creek Holdings, 200 Park Avenue, 58th Floor, New York, NY 10166, attention: Bradford Williams (williams@cc.capital).

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and otherwise in accordance with applicable law.

Forward Looking Statements

This Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Collier Creek’s and Utz’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Collier Creek’s and Utz’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Collier Creek’s and Utz’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Collier Creek and Utz following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Collier Creek or other conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Collier Creek’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Utz or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed Business Combination, including those included in the section “Risk Factors”, and in Collier Creek’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that Collier Creek considers immaterial or which are unknown. It is not possible to predict or identify all such risks. Collier Creek cautions that the foregoing list of factors is not exclusive. Collier Creek cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Collier Creek does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as otherwise required by law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit
Number	Description

99.1	Investor Presentation, dated June 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COLLIER CREEK HOLDINGS

Date: June 24, 2020	By:	/s/ Jason K. Giordano
Name: Jason K. Giordano
Title: Co-Executive Chairman

Exhibit 99.1

℠ Analyst Day Presentation June 2020

℠ This investor presentation (“Investor Presentation”) is for informational purposes only to assist interested parties in makin g t heir own evaluation with respect to the proposed business combination (the “Business Combination”) between Collier Creek (“CCH”) and Utz Quality Foods, LLC (“Utz” or the “Company”). The information contained herein does not pur port to be all - inclusive and none of CCH, Utz or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Investo r P resentation. This Investor Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any se cur ities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Utz, CCH, or any of their respective affiliates. You should not construe th e contents of this presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters describ ed herein, and, by accepting this presentation, you confirm that you are not relying upon the information contained herein to make any decision. The distribution of this Investor Presentation may also be restricted by law and persons into whose possession this Investor Pre sentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non - public inform ation concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act"), and that the recipient w ill neither use, nor cause any third party to use, this Investor Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b - 5 thereunder. Forward - Looking Statements. Certain statements in this presentation may be considered forward - looking statements. Forward - lookin g statements generally relate to future events or CCH’s or the Company’s future financial or operating performance. For example, projections of future Adjusted Net Sales, Adjusted EBITDA, Pro Forma Adjusted EBITDA and oth er metrics are forward - looking statements. In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict” , “ potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ mat erially from those expressed or implied by such forward looking statements. These forward - looking statements are based upon estimates and assumptions that, while considered reasonable by CCH and its manag ement, and Utz and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence o f a ny event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against CCH, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combinati on due to the failure to obtain approval of the shareholders of CCH, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combina tio n that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet the NYSE’s listing standards following the co nsummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Utz as a result of the announcement and consummation of the Business Combination; (7) the ability to rec ognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with cu sto mers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Utz or the combined company may be adve rse ly affected by other economic, business, and/or competitive factors; (11) Utz’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary No te Regarding Forward - Looking Statements” in CCH’s Annual Report on Form 10 - K for the fiscal year ended December 31, 2019. Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved. You should not place undue reliance on forward - looking statements, which speak only as of the date they are made. N either CCH nor the Company undertakes any duty to update these forward - looking statements. Non - GAAP Financial Information. In this presentation, CCH and the Company may refer to certain non - GAAP financial measures, incl uding Adjusted Net Sales, Adjusted EBITDA and Pro Forma Adjusted EBITDA, among others. Please refer to footnotes where presented on each page of this presentation or to the appendix found at the end of this prese nta tion for a reconciliation of these measures to what the Company believes are the most directly comparable measure evaluated in accordance with generally accepted accounting principles in the U.S. (“GAAP”). This presentat ion also includes certain projections of non - GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, to get her with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable GAAP financial measures wit hou t unreasonable effort. Consequently, no disclosure of estimated comparable GAAP measures is included and no reconciliation of the forward - looking non - GAAP financial measures is included. Use of Projections. This Investor Presentation contains financial forecasts of the Company. Neither the Company’s independent au ditors, nor the independent registered public accounting firm of CCH, audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this Investor Presentation, an d a ccordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this Investor Presentation. These projections should not be relied upon as being necessarily indic ati ve of future results. Industry and Market Data. In this Investor Presentation, CCH relies on and refers to certain information and statistics obtai ned from third - party sources which it believes to be reliable, including reports by market research firms. Neither CCH nor Utz has independently verified the accuracy or completeness of any such third - party information. This presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the propert y o f their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this presentation may be listed without the TM, SM, ©, ® or ™ symbols, but Collier Creek and Utz will assert, to the fullest extent under applicable law, the right of the applicable owners, if any, to these trademarks, service mark, trade names and copyrights. Additional Information. In connection with the proposed Business Combination, including the domestication of CCH as a Delawar e c orporation, CCH intends to file with the SEC a registration statement on Form S - 4 containing a preliminary proxy statement and a preliminary prospectus of CCH, and after the registration statement is declared effective, CCH will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its shareholders. This Investor Presentation does not contain all the information that should be considered concerning the propos ed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. CCH’s shareholders and other interested persons are advised to read, when av ail able, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials wi ll contain important information about Utz, CCH and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to sh are holders of CCH as of a record date to be established for voting on the proposed Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive pr oxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Collier Creek Holdings, 200 Park Avenue, New York, NY 10166. Participants in the Solicitation. CCH and its directors and executive officers may be deemed participants in the solicitation of proxies from CCH’s shareholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in CCH is contained in CCH’s annual report on For m 1 0 - K for the fiscal year ended December 31, 2019, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Collier Creek Holdings, 200 Park Avenue, New York, NY 10166. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus for the proposed Business Combination when available. The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies fro m t he shareholders of CCH in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be inc luded in the proxy statement/prospectus for the proposed Business Combination when available. Disclaimer

℠ Today’s Participants Collier Creek Holdings Utz Current New Utz • Sr. Managing Director, CC Capital Jason Giordano Co - Founder Director • Founder and Sr. Managing Director, CC Capital Chinh Chu Co - Founder Special Advisor • Former Chairman, Pinnacle Foods Roger Deromedi Co - Founder Chairman Cary Devore • EVP & CFO, with Utz since 2016 Chief Financial Officer Chief Financial Officer Dylan Lissette • CEO of Utz since 2012 Chief Executive Officer Chief Executive Officer 1 • Former CEO, Kraft Foods • Former Sr. Managing Director, Blackstone • Former Managing Director, Blackstone • At Utz since 1995; worked in a variety of capacities prior to becoming CEO • Former Managing Director, Metropoulos & Co. • 25 years in private equity, investment banking, and public accounting

℠ Today’s Agenda Business Overview II Introduction & Investment Thesis I Value Creation Strategy III Financial Overview IV 2

I. Introduction & Investment Thesis

℠ Utz is a Perfect Business Combination for Collier Creek 1). Source: Management estimates and internal data. Represents Adjusted Net Sales growth (before changes to independent DSD o per ator discounts) for 2017 - 2019 and Net Sales prior to 2017. Please see page 40 for reconciliation of Adjusted Net Sales. ▪ Completed $440 million IPO in October 2018 to establish a new CPG “platform” company ▪ Over 125 years of CPG and investing experience, including: – Several former executives of Pinnacle Foods led by Roger Deromedi – Proven operating playbook and track record of shareholder value creation in food industry ▪ Objective at IPO to find Pinnacle 2.0: an attractive platform asset well suited for its value creation strategies: – Accelerate topline growth – Improve margins – Make strategic acquisitions ▪ $35 million co - investment by Sponsors alongside public investors (in addition to receiving promote shares) ▪ Leading manufacturer, marketer, and distributor of branded snacks in the U.S., including potato chips, pretzels, cheese snacks, pork skins, pub/party mixes, and veggie snacks ▪ Strong portfolio of national and regional brands, including Utz, Good Health, Boulder Canyon, Zapp’s, and Golden Flake ▪ 99 - year - old family company with deep heritage and authenticity ▪ Over 43 years of consecutive Adjusted Net Sales growth (1) ▪ #2 salty snack company in its core geographies; #4 nationally ▪ 2020E Net Sales of $910 million and Pro Forma Adj. EBITDA of $124 million 3 ℠

℠ Why CCH is So Excited About This Opportunity ▪ $26 billion in U.S. Retail Sales with 4.3% CAGR Over Last Five Years (1) ▪ Resilient to Economic Downturns (4% CAGR from 2007 - 2010) (2) with Attractive Defensive Characteristics Attractive and Growing Salty Snack Category ▪ Iconic Brands with Strong and Growing Positions ▪ Competitively Advantaged Manufacturing and Distribution Network Significant Competitive Moats ▪ Organic Sales Growth (Strengthened Marketing, Increased Distribution, Geographic Expansion, and Further Sub - Category Penetration) ▪ Margin Enhancement (Significant Cost Savings, Revenue Management, Mix) ▪ Platform for Value - Enhancing Acquisitions Multiple Ways to Win ▪ 11.6x 2021E Pro Forma Adj. EBITDA Multiple Represents a 1.7x Discount to 1 - Year Peer Average (3) ▪ 17.8x 2021E Adj. P/E Multiple Represents 2.7x Discount to 1 - Year Peer Average (3) Attractive Entry Valuation ▪ Commitment by Collier Creek and the Rice/Lissette Family to Long - Term Value Creation ▪ Alignment on Utilizing CCH Playbook ▪ Retention of 90% of Existing Equity by Rice/Lissette Family, Representing 50.2% Initial Economic Ownership Significant Shareholder Alignment 1). IRI MULO+C data (for 5 - year period ended 12/29/2019). 2). Euromonitor International data. 3). Peer 1 - year averages as of Jun e 1, 2020. Utz 2021E multiples compared to peer NTM+1 multiples. 4 1 2 3 4 5

℠ Transaction Overview ▪ Enterprise Value of $1,561 million (1) (11.6x 2021E PF Adj. EBITDA) (2) ▪ Pro forma 2020E Net Debt / PF Adj. EBITDA of 3.1x (all First - Lien) ▪ Existing Utz owners to be paid $60 million in cash consideration and issued 57.8 million rollover shares at close (3) ▪ Company to enter into tax receivable arrangement with Utz owners as part of transaction ▪ Collier Creek to convert 2 million Founder Shares to Performance Shares vesting at $12.50 and $15.00; rollover Utz owners to receive 3.5 million Performance Units with identical terms ▪ Transaction Closing expected in Q3’20 1). Enterprise value calculated based upon $1,151 million equity value and $409 million of Net Debt based on 12/31/19 balance. Equity value includes 115.1 shares outstanding. Excludes shares underlying warrants ($11.50 strike price) and seller and sponsor performance shares (which vest at $12.50 and $15.00 per share). Ascribes no value to net present value of net operating losses or other potential tax attributes. 2). See page 40 for reconciliation to Pro Forma Adj. EBITDA. 3). Utz owners will retain limited liability company interests in a subsidiary limited liability company to the public company (see proxy for further details on transaction structure). Rollover shares represent public share equivalent upon conversion of limited liability company interests and exclude 3.5 million seller performance shares. 4). NTM EBITDA multiple based on Q2 2020 NTM Pro Forma Adjusted EBITDA. 5). Assumes no redemptions from CCH trust account. 6). Investment pursuant to forward purchase agreement with Sponsor and independent directors. 50.2% 8.6% 41.3% Rice/Lissette Family (Existing Owners) Collier Creek Founders Collier Creek Public Shareholders Pro Forma Valuation ($ in mm) Expected Cash Sources and Uses ($ in mm) Expected Pro Forma Ownership (5) 5 Collier Creek Cash in Trust Account (5) $453 Sponsor Co-Investment (6) 35 Total Sources $488 Cash Consideration to Existing Owners $60 Repay Existing Debt and Preferred Units 376 Transaction Fees 52 Total Uses $488 Collier Creek Illustrative Share Price $10.00 Pro Forma Shares Outstanding (mm) (1) 115.1 Equity Value $1,151 Net Debt (1) 409 Enterprise Value (1) $1,561 NTM PF Adj. EBITDA Multiple (4) 12.1x CY'21E PF Adj. EBITDA Multiple 11.6x Valuation Multiples

℠ 24.8% 21.9% 21.3% 20.7% 20.3% 19.6% 19.4% 18.1% 16.6% 13.6% 10.7% 10.2% 9.0% HSY TWNK GIS CPB MDLZ BRBR PEP SMPL K Utz FLO HAIN JJSF 16.3% 14.9% 11.5% 4.9% 4.4% 4.4% 2.8% 2.3% 1.7% 1.6% 1.5% 1.3% HAIN SMPL Utz FLO TWNK PEP MDLZ HSY K BRBR CPB GIS JJSF 12.0% 11.3% 3.5% 2.5% 2.3% 2.1% 1.4% 1.3% 0.7% (0.0%) (0.1%) (1.0%) BRBR SMPL Utz PEP FLO TWNK MDLZ HSY K GIS CPB HAIN JJSF Operating Benchmarking to Peers CY 2019 – 2021E Net Sales CAGR CY 2019 – 2021E Adj. EBITDA CAGR CY 2020E EBITDA Margin Peer Median: 1.3% Peer Median: 2.5% Peer Median: 19.5% Source: Company filings, FactSet. Market data as of June 1, 2020. 1). Pro Forma for acquisition of Quest. 2). Pro Forma for FY impact of Conagra Snacks and Kitchen Cook acquisitions. 3). Pro For ma for acquisition of Voortman’s. 4). Pro Forma for acquisition of Perfect Snacks. 5). Pro Forma for divestiture of Keebler. 6). Pro Forma for divestiture of Tilda. (3) (3) 6 (7.0%) (15.1%) (1) (5) (3) (1) (5) (1) (5) (6) (6) (6) (4) (4) (4) (2) (2) (2)

℠ 31.5x 25.9x 23.8x 22.7x 21.2x 20.8x 20.3x 18.9x 17.8x 17.2x 17.0x 15.4x 15.3x JJSF-US SMPL HAIN HSY PEP FLO BRBR MDLZ UTZ TWNK-US CPB GIS K 16.8x 16.3x 15.6x 14.7x 13.7x 13.4x 13.1x 13.1x 13.1x 12.8x 12.7x 11.6x 10.7x JJSF-US HSY MDLZ PEP HAIN BRBR K GIS FLO CPB SMPL UTZ TWNK-US 17.9x 17.7x 16.8x 16.3x 15.8x 14.9x 14.6x 13.5x 13.4x 13.3x 12.8x 12.1x 11.2x SMPL JJSF-US HSY MDLZ PEP HAIN BRBR K FLO GIS CPB Utz TWNK-US Valuation Benchmarking to Peers (1 - Year Average Multiples) Source: Company filings, FactSet. Market data as of June 1, 2020. 1). Data as of IPO date, October 16, 2019. 2). Utz NTM EBITDA multiple based on Q2’20 NTM Pro Forma Adjusted EBITDA and NTM+1 multiples based on FY 2021 figures. 7 NTM EBITDA Multiple NTM + 1 EBITDA Multiple Peer Median: 14.8x Peer Median: 13.3x NTM + 1 P / E Multiple Peer Median: 20.5x (1) (1) (1) (2) (2) (2)

℠ Stock Appreciation CAGR from PF IPO to Sale Pinnacle Foods 24.1% S&P 500 10.3 Consumer Staples 6.0 80 110 140 170 200 230 260 290 320 350 Mar-13 Nov-13 Jun-14 Feb-15 Sep-15 Apr-16 Dec-16 Jul-17 Mar-18 Oct-18 Pinnacle Foods S&P 500 Consumer Staples $231 $675 2007 2017 $1,514 $3,144 2007 2017 Source: Company filings, proxies, investor presentations, press releases. 1). During this time period, net income (loss) grew from ($115.4) million to $532.2 million. Net Sales ($mm) Adj. EBITDA ($mm) (1) 7 Pinnacle Foods Original Brands CCH Team with Proven Track Record in Food Industry +233.3% +72.4% +38.1% Pinnacle Foods: Case Study Met or Exceeded Consensus EPS Estimates 22 Consecutive Quarters from 2013 – 2018 8 Share Price Rebased to 100

℠ Portfolio Strategy Marketing/Sales Optimization New Product Innovations Distribution Expansion Utz a Perfect Fit for Executing CCH’s Operating Playbook Fully Integrated Strong Synergies Multiple Enhancing Reduce Costs and Expand Margin Build Platform with Strategic Acquisitions Support Top Management Productivity Process Capacity Optimization High ROI Investments Lean Overhead Reinvest to Accelerate Revenue Growth 2007 ~2% 2017 ~4% Today <1% Future 3 - 4% 15.3% 21.5% 12.4% Mid - teens Marketing Spend (% Net Sales) 2007 ~2% 2017 3 - 4% Today ~ 1% Future 3 - 4% Source: Management estimates and company filings 1). Represents Adjusted EBITDA as % of Net Sales for Pinnacle. Represents Pro Forma Adj. EBITDA as % of Pro Forma Net Sales f or Utz. Five Consecutive Years of Composite Market Share Gains at Pinnacle Prod. % COGS EBITDA Margin (1) 2007 - 2017 4 2011 - 2019 11 7.6% 8.1% Acq. Made Syn. % Net Sales 9 ℠ ℠ ℠

℠ Name Title Bio Dylan Lissette Chief Executive Officer • CEO, Utz • 24 years at Utz Mike Rice Director; Chairman Emeritus; Special Advisor • Former Chairman & CEO, Utz • 40+ years at Utz Tim Brown Director • President & CEO, Sageworth • 25 - year Director at Utz John Lindeman Director • CFO, Hydrofarm • Former CFO, Calavo Growers John Altmeyer Director Chair, Nominating & Governance Committee • Former CEO, Carlisle Syntec Name Title Bio Roger Deromedi Chairman • Former Chairman, Pinnacle Foods, • Former CEO, Kraft Foods Craig Steeneck Director; Chair, Audit Committee • Former EVP & Chief Financial Officer, Pinnacle Foods • Former CFO, International Home Foods Tony Fernandez Director • Former EVP & Chief Supply Chain Officer, Pinnacle Foods • Former Chief Supply Chain Officer, Cadbury Christina Choi Director • Sr. Vice President, Diageo • Former Global Brand Vice President, AB InBev Jason Giordano Director Chair, Compensation Committee • Sr. Managing Director, CC Capital • Former Managing Director, Blackstone Expected Board of Directors Collier Creek Director Nominees Family Director Nominees 10 Note: Represents expected director nominees, subject to requisite approvals.

℠ Portfolio Strategy Marketing/Sales Optimization New Product Innovations Distribution Expansion Utz a Perfect Fit for Executing CCH’s Operating Playbook Fully Integrated Strong Synergies Multiple Enhancing Reduce Costs and Expand Margin Build Platform with Strategic Acquisitions Support Top Management Productivity Process Capacity Optimization High ROI Investments Lean Overhead Reinvest to Accelerate Revenue Growth 2007 ~2% 2017 ~4% Today <1% Future 3 - 4% 15.3% 21.5% 12.4% Mid - teens Marketing Spend (% Net Sales) 2007 ~2% 2017 3 - 4% Today ~ 1% Future 3 - 4% Source: Management estimates and company filings 1). Represents Adjusted EBITDA as % of Net Sales for Pinnacle. Represents Pro Forma Adj. EBITDA as % of Pro Forma Net Sales f or Utz. Five Consecutive Years of Composite Market Share Gains at Pinnacle Prod. % COGS EBITDA Margin (1) 2007 - 2017 4 2011 - 2019 11 7.6% 8.1% Acq. Made Syn. % Net Sales 11 ℠ ℠ ℠

℠ Salty Snacks Among the Best Categories in CPG Source: IRI, the Hartman Group, and The Consumer Goods Forum. 1). Represents CAGR. 2). Defined as Euromonitor U.S. Savory Snacks category with Savory Biscuits removed. 3). Excludes dairy pro ducts. Supported by Strong Consumer Trends and Category Dynamics Source: Euromonitor International. 4.3% 2.2% 3.7% 2.6% 2.3% 2.0% 1.8% 3.8% 3.5% 1.4% (2) ▪ Category leaders compete primarily with marketing and innovation versus price ▪ Low penetration by Private Label at 5 - 6% and flat for the last decade ▪ Provides exposure to faster growing distribution channels 2010 – 2019 U.S. Retail Sales Growth (1) Salty Snacks Total Packaged F&B Sweet Biscuits / Snack Bars Non - Alcoholic Drinks Confect. Baked Goods Ice Cream and Frozen Desserts Alcoholic Drinks Beauty / Personal Care Home Care (3) 12 ▪ 95% of U.S. Population Snacking At Least Once Per Day ▪ Average American Snacks 2.6x Times Per Day ▪ ~50% of U.S Eating Occasions are Snacks ▪ ~50% of U.S. Consumers Replacing Meals With Snacks

℠ $216 $222 $228 $254 $266 $290 $318 $359 $398 $403 $468 $513 $535 $559 $618 $656 $707 $772 $866 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Utz Consistent Sales Growth Even During Economic Downturns 1). Source: Internal financials. Figures for 2001 – 2019 represent Net Sales. 2). Based on management estimates for growth excluding acquisitions. 3). 2019 pro forma for the full year impact of Conagra Snacks and Kitchen Cooked acquisitions. Periods prior to 2019 are act ual . 4). Represents growth over the comparable pro forma Q1 2019 net sales, including the impact of the Conagra Snacks and Kitchen Co oked acquisitions. See pages 35 and 40. Net Sales ($ in millions) (1) Recession Recession (3) 13 2001 – 2019 (3) CAGR Total 8% Organic (2) 4% COVID - 19/ Recession Q1 2020 YoY Growth +12% (4)

℠ Attractive Value Creation Potential Plus Additional Upside From Strategic Acquisitions Long - Term Organic Growth Model Adj. EBITDA 6 – 8% Productivity / Margin Enhancements Adj. EPS 8 – 10% Deleveraging ~10 – 12% 1). Based on management estimates. 2). Does not include potential incremental dividends from excess tax distributions. 14 Net Sales In - Line with Category 3 – 4% Power Brands Focus Exp. Dividend Yield ~2% ~40% Target Payout Ratio (2) (1) Initial Annualized Dividend of $0.20 Per Share for FY 2020 Total Shareholder Return

II. Business Overview

℠ Nearly 100 - Year Old Family Company with Tremendous Heritage Today Rich Heritage and Regional Expansion (1921 – 2011) National Scale Multi - Branded Snack Platform Created (2011 – 2019) 1921 – Founding by Bill and Salie Utz in Hanover, PA 1940s - 1960s – First Dedicated Manufacturing Plant (1947) and Expansion of Production Capabilities 1970s - 1980s – Expansion into Other Salty Snack Sub - Categories, Including Pretzels and Cheese Today – Largest Privately - Held Branded Salty Snack Company in the US – 5+ million Pounds of Snacks per Week – Reaching 75,000+ Retail Stores Across the Country 1920s - 1930s – Iconic “Little Utz Girl” Born 2011 - 2019 – Rapid Geographic and Brand Portfolio Expansion Driven by Strategic M&A – in 2011 (South/Southeast) – in 2014 (BFY) – in 2016 (Southeast) – in 2017 (BFY/West) – in 2019 (Pacific Northwest) Snacks 1920 2020 1990s - 2010 – Geographic Expansion Throughout Northeast 2017 – National Warehouse Distribution and DSD Transformation Source: Management estimates. 15

℠ $16,047 $1,235 $1,094 $972 $569 $492 $400 $260 $196 $195 $187 $171 $170 $145 $116 ~$2,000 $1,459 Pepsi Campbell Kellogg Utz General Mills Grupo Bimbo Hershey's Hain Celestial Arca Cont. Herr's Truco Gruma Conagra Mars Old Dutch All Other Branded Private Label Total Salty Snacks #2 7% #4 4% Potato Chips #2 12% #4 6% Pork Skins #1 23% #3 12% Cheese #2 7% #2 4% Pretzels #2 17% #3 10% Scale Player in Salty Snacks and #2 in Core Geographies Source: IRI MULO - C data (52 - week period ended 12/29/2019). 1). Core geographies mean legacy Northeast and Mid - Atlantic regions of Connecticut, Delaware, Maine, Maryland, Massachusetts, New Ha mpshire, New Jersey, New York, Pennsylvania, Rhode Island, Vermont, Virginia, and Washington D.C. as well as Alabama, Illinois, Oregon, and Washington where Utz has acquired strong regional brands and distri but ion capabilities in recent years. See page 29. 2). Adjusted to include the full year impact of the Conagra Snacks and Kitchen Cooked acquisitions. 3). Adjusted to exclude the full year impact of brands acquired by Utz. 4). Based on management estimates and judgement. ~ ~ ~ ~ Y Y N Y N Y N Y Y Y N N Y N Y DSD (4) DSD Network ~ Utilizes Partner’s DSD Network No DSD Network 2019 U.S. Salty Snack Retail Sales ($ in millions) Category Diversification (4) Rank Core Share Rank U.S. Share (1) 16 PepsiCo Campbell’s Kellogg’s Hershey’s Hain Celestial (2) (3) ℠

℠ Strong Brand Portfolio with Focus on Power Brands Pork Skins Power Brands (71% of Sales) Foundation Brands (29% of Sales) Iconic Heritage Craft Better For You Regional Licensed Other • Partner Brands • Private Label Note: Sales represent invoiced sales, which represent net sales before the impact of certain trade deductions and independent DS D operator discounts. 17 Chips/Cheese

℠ Food 52% C - Store 20% Mass 14% Club 6% Drug 2% Other 6% Broad Distribution Across Channels and Customers… No Customer Represents More than 10% Of Sales 15+ Year Average Relationship with Top Customers 2019 Utz Sales by Channel (1) Illustrative Customers (2) 18 1). Source: IRI MULO - C data (52 - week period ended 12/29/2019). 2). Includes dollar/discount.

℠ With Excellent Retail Shelf and Display Presence 19 ℠

℠ Distributor Flexible, Efficient DSD and Warehouse Distribution System Direct to Warehouse Direct to Store (DSD) ~350 Retailer Distribution ~17,000 Doors ~635 Routes ~15,000 Doors ~1,645 Total Routes 75,000+ Doors % of Routes 2016 2019 Company - Owned 67% 23% Independent Operators (IO) 33% 77% Direct to Store (DSD) Network 50 % Distributor 25 % Direct to Warehouse 25% 20 3 of the Top 4 Salty Snacking Companies Operate DSD Networks (1) 1). Sourced from management estimates. Utz Transition to IOs Centers Completed Transition Expected in 2021

℠ National Manufacturing Footprint with Broad Capabilities ▪ 400 Million Lbs. Annual Capacity (1) ▪ ~69% Capacity Utilization (1) ▪ Strong Quality and Safety Record ▪ 14 Manufacturing Facilities Packaging Multipacks Barrels Bags Trays Seasonals Resealables Olive Oil Avocado Oil Gluten - Free Organic Ingredients Continuous Chips Kettle Chips Extruded Popped Baked Processes Sheeted Veggie Pork (4) 1). Based on management estimates of available capacity in 2019 over a seven - day work schedule, excluding weekly clean - up time. 21

℠ 2019 11.2x 7.4x 5.8% 2017 NM 10.2x (1) 13.8% 2016 15.8x 7.6x 9.6% 2013 13.2x 5.7x 8.7% 2011 8.0x 5.6x 7.0% All Acquisitions (2) 7.4x 8.1% Track Record of Accretive and Well - Integrated Acquisitions Year Pre - Synergy Adj. EBITDA Multiple Cost Synergy % of Revenue Snacks Target Post - Synergy Adj. EBITDA Multiple Source: Management estimates. Table excludes smaller tuck - in acquisitions details. 1). Purchase price net of NPV of step - up tax amortization benefits expected to be realized from the transaction. 2). All acquisition statistics based on weighted average and includes 6 additional smaller tuck - in acquisitions completed since 2011. 22

℠ Highly Experienced Management Team Name Title Years at Utz Background Dylan Lissette Chief Executive Officer 24 Years Cary Devore EVP & Chief Financial Officer Mark Schreiber EVP, Sales & Marketing Tucker Lawrence EVP, Chief Supply Chain Officer Ajay Kataria EVP, Finance & Accounting Todd Staub EVP & Chief Administrative Officer 4 Years 3 Years 15 Years 3 Years 23 Years 23 ℠

III. Value Creation Strategy

℠ 1. Drive Productivity 2. Optimize Revenue and Trade 3. Improve Margin Mix 1. Focus on Branded Snacking in the U.S. 2. Deliver Strong Synergies Goal: Be Fastest Growing Pure - Play Branded Snack Platform of Scale in U.S. 1. Accelerate Power Brands Through Enhanced Marketing and Innovation 2. Expand Distribution in Underpenetrated Channels and Customers 3. Continue National Geographic Expansion 4. Increase Presence in Key Salty Snack Sub - Categories and Adjacencies Reinvest to Accelerate Revenue Growth Reduce Costs and Enhance Margins Continue Strategic Acquisitions 24 Value Creation Strategies ℠ 1 2 1 2 3 1 2 3 4

℠ Reduce Costs and Enhance Margins ▪ Eleven Acquisitions Successfully Integrated – 4 to 14 Manufacturing Facilities – SKU Count Expanded ~50%, Net of Rationalizations ▪ DSD Converted to Independent Operators Business Transformation ▪ Upgraded Management and Dedicated Continuous Improvement Resources ▪ Manufacturing and Trade Management Systems Implemented ▪ Single, Upgraded ERP System Underway People, Processes, and Systems in Place ▪ Constrained by High Leverage as Private Company ▪ After SPAC Business Combination , Capital Reallocated to High ROI Productivity Initiatives Capital Available ▪ CCH Proven Productivity and Cost Savings Playbook ▪ CCH Team to Actively Partner with Utz Management CCH Partnership Company Positioned for Significant Ramp - Up in Cost Savings and Margins 25 12.4% 2019A Target Margin Target Reflects Planned Increase in Marketing and Brand Support Utz Adj. EBITDA Margin (2) Mid - Teens 1). Represents 2019A Pro Forma Adj. EBITDA as % of Pro Forma Net Sales . 2). See page 40 for reconciliation. Pro Forma (1)

℠ ▪ New Trade Management Software in 2020 ▪ Leverage Insights from ERP Rollout ▪ Price Pack Architecture Initiatives Procurement ▪ e - Auctions ▪ Group Purchasing ▪ Product Design $50 Million of Identified Opportunities Over Next Three Years Ongoing Annual Productivity Savings of 3 - 4% of COGS Manufacturing Processes ▪ LEAN/CI Projects ▪ Raw Materials Waste/Giveaways ▪ Forecasting and Scheduling Manufacturing Footprint ▪ Plant Optimization Distribution ▪ Network Optimization ▪ Route - to - Market Efficiencies G&A ▪ Final IO Conversion ▪ ERP Efficiencies Reduce Costs and Enhance Margins (Cont’d) Expected Financial Im pact ~25bps per Annum Over 3 Years ~30bps per annum ▪ Grow Higher - Margin Power Brands ▪ De - emphasize Lower - Margin Private Label/Partner Brands A. Drive Productivity Ongoing Annual Productivity Savings of 3 - 4% of COGS Supply Chain Opportunities Identified with $50 million Potential Over Three - Year Period B. Optimize Revenue and Trade C. Improve Margin Mix ~30bps per Annum 26 1 2 3

℠ 2019: ~1% 3.8% Utz Peer Average Accelerate Power Brands Through Enhanced Marketing and Innovation Source: Company filings, Management estimates. IRI MULO - C data for 2014 and 2019 calendar years . 1). Represents last reported fiscal year advertising expense as a % of Net Sales per most recent form 10 - K reviewed as of April 29, 2020. Peers include Campbell’s, Flowers Foods, General Mills, Hain, Hershey, Hostess, J&J Snack Foods, Kellogg, Mondelez, and PepsiCo. Increase Marketing Spend Strong Momentum in Key Power Brands ▪ Add “pull” marketing to successful trade “push” strategies ▪ Reallocate existing spend to higher ROI marketing ▪ Leverage and invest more in consumer research and insights ▪ Enhance new product innovation capabilities and resources ▪ Strengthen sales execution with improved analytics and technology $23 $46 2014 2019 $495 $563 2014 2019 Advertising Expense % of Sales LT Target: ~3 - 4% Peer Average (1) 27 Retail Sales ($mm) 47% 61% 2014 2019 18% 44% 2014 2019 ACV Distribution (%) $37 $63 2014 2019 $13 $48 2014 2019 Pork Skins 33% 37% 2014 2019 9% 14% 2014 2019 Improve Brand Marketing Execution ℠ 1

℠

℠ Expand Distribution in Underpenetrated Channels and Customers Source: IRI MULO - C data (52 - week period ended 1/26/2020) for salty snack category by channel. 1). Pro Forma for Conagra Snacks and Kitchen Cooked acquisitions. 4.7% Share in C - Store and Mass Represents $210mm of Incremental Retail Sales C - Store and Mass Strategies ▪ Expand C - Store presence through strengthened master distributor and redistributor relationships ▪ Drive Mass distribution by leveraging new national scale and expanded brand portfolio ▪ Develop channel specific packages and display units 7.3% 4.7% 3.6% 1.9% 4.2% 3.9% 3.5% 3.2% 4.9% 3.1% 2.4% 2.1% 5.3% 4.4% 3.8% 3.6% 56.9% 68.1% 66.3% 57.6% Share by Channel 4.7% 4.7% 28 Food C - Store Mass Club Rapidly Growing E - Commerce % of Net Sales 1.2% 2.0% YoY Growth 83% 106% 2019 (1) Q1 2020 (1) ℠ ℠ ℠ ℠ 2

℠ ▪ Focus on Large Population Markets – “Expansion” Markets: Florida, Texas, Mid - West – “Emerging” Markets : California, Arizona ▪ Expand DSD Route Network ▪ Drive Power Brands via National Warehouse ▪ Make Tuck - in Acquisitions Continue National Geographic Expansion Core Expansion Emerging FL NM DE MD TX OK KS NE SD ND MT WY CO UT ID AZ NV WA CA OR KY ME NY PA VT NH MA RI CT WV IN IL NC TN SC AL MS AR LA MO IA MN WI NJ GA DC VA OH MI Geographic Priorities Strategies 29 Significant Opportunity for Growth in Expansion and Emerging Geographies ▪ Each One Point Share Gain in Expansion/Emerging Geographies Represents $180mm of Incremental Retail Sales ▪ 7.4% Share Nationally Represents $890mm of Incremental Retail Sales HI AK % 2019 Utz Retail Sales Rank Utz $ Market Share Core 59% #2 7.4% Expansion 31% #4 3.2% Emerging 10% #6 1.2% National 100% #4 3.8% Source: IRI MULO - C data (52 - week period ended 12/29/2019). 3

℠ Potato Chips 30% 6.1% Tortilla 22% 0.3% Cheese 11% 4.2% RTE Popcorn 6% 1.4% Pretzel 5% 10.4% Pork Skins 2% 12.4% Total (1) 3.8% Increase Presence in Key Sub - Categories and Adjacencies Strategies Other Adjacent Snack Category Opportunities ▪ BFY / Healthy Snacks ▪ Protein Snacks ▪ Baked Snacks ▪ Pita / Rice Snacks 3.8% Share in Tortillas and RTE Popcorn Represents $235mm of Incremental Retail Sales Source: IRI MULO - C data (52 - week period ended 12/29/2019). 1). Total market share includes corn and other salty snacks. ▪ Bagel / Cracker Chips ▪ Nuts / Trail Mix ▪ Salsa / Dips 30 Make Acquisitions Line Extend Existing Brands Introduce New Brands License Brands % of Total Salty Snack Category Utz Share Sub - Category 3.8% 3.8% 4

℠ Continue Strategic Acquisitions Scalable M&A Platform Significant Synergy Opportunities Driven by Highly Leverageable Manufacturing and Distribution System Robust Pipeline & Favorable Competitive Dynamics Utz is Logical Consolidator in Category with Numerous Opportunities ▪ Smaller Tuck - ins ▪ Transformative / RMT Vehicle Proven Track Record Acquisition - Savvy M anagement T eam and Experienced B oard Near - Term Acquisition Criteria 1. Focus on Branded Snacking in the U.S. with Concentration on Salty Snacks – Facilitate Geographic Expansion – Increase Presence in Sub - Categories – Enhance Growth 2. Deliver Strong Synergies Financial Priorities ▪ Accretive and Multiple Enhancing ▪ Consistent with Target Leverage Policy 31 1 2

IV. Financial Overview

℠ 13% 24% 17% 19% (10%) 23% 34% 37% 17% (8%) MULO+C Food Mass Club Convenience Total SS Utz Brands 13% 13% 17% 8% 23% (7%) 9% 5% 5% 3% 6% 6% 4% 5% Total Salty Snacks Campbell's Utz Brands Private Label ▪ Consumers reassured by strong brand recognition in Core geographies ▪ Owned manufacturing network with available capacity and durable supplier relationships allowed for flexible and efficient production scale - up to meet significantly increased demand ▪ DSD distribution system with superior execution facilitated fast shelf replenishment and greater in - stocks ▪ Significant growth delivered across key retail channels with less exposure to COVID - impacted channels ▪ Utz Brands annual retail sales exceeded $ 1 billion for first time in April IRI (1) and has since grown to $1.045 billion in June IRI (2) Utz Growth During COVID Significantly Better than Competitors 2020 YoY Salty Snacks Retail Sales Growth 4 - Week Period Ended 2/23/20 16 - Week Period Ended 6/14/20 By Channel Note: Retail Sales based on IRI Salty Snacks category for MULO+C unless otherwise noted . 1). 52 weeks ended April 19, 2020. 2). 52 weeks ended June 14, 2020. Pre - COVID - 19 Post - COVID - 19 32

℠ 4% 15% 12% 12% 16% 6% 24% (10%) 8% Utz Growth Significantly Outpacing Competitors throughout COVID 33 Source: IRI MULO - C data. 1). Excludes household cleaning products. 2020 YoY Retail Sales Growth 4 - Week Period Ended 4/19/20 4 - Week Period Ended 3/22/20 4 - Week Period Ended 5/17/20 4 - Week Period Ended 6/14/20 31% 33% 22% 21% 27% 22% 29% 9% 20% (5%) 11% 9% 10% 16% (0%) 23% (19%) 5% 3% 11% 10% 9% 10% 5% 18% (6%) 2%

℠ COVID Favorable Longer - Term for Utz Brands ▪ Stay - at - home orders reintroduced at - home cooking and eating experience ▪ Due to safety concerns, people will spend more time at home and avoid offices, restaurants, and public gatherings, with a potential enduring shift to “work - from - home” ▪ Recession favors at - home versus away - from - home consumption ▪ Salty snack category growth driven by actual consumption given perishability and therefore more resilient than broader CPG to de - stocking issues Longer - Term Increase in At - Home Food Consumption ▪ Mainstream brands like Utz more attractive during a recession ▪ Strengthened existing customer relationships and developed new retail customers from ability to supply and provide retail coverage during COVID ▪ Trial generated during COVID creating satisfied new Utz consumers given excellent product quality, with household penetration already increasing ~12% or ~2.7 million HH (1) ▪ Reduced competition from smaller salty snack competitors that are less well - capitalized and more reliant on co - manufacturers and third - party distribution Accelerated Utz Sales Growth and Share Gains Longer - Term 34 Source: IRI MULO - C data. 1). Based on IRI panel survey for the 12 - week period ended May 17, 2020.

℠ $22 $86 $108 $30 $94 $124 Q1 Q2 - Q4 Full Year $204 $661 $866 $228 $682 $910 Q1 Q2 - Q4 Full Year Utz Phenomenal Q1 Performance Pro Forma Adjusted EBITDA ($mm) (2) (% Net Sales Margin ) Net Sales ($mm) (1) 1). Pro Forma for the acquisitions of Conagra Snacks and Kitchen Cooked. 2020 numbers exclude the impact of the 53 rd week. 2). Pro Forma for the acquisitions of Conagra Snacks and Kitchen Cooked. Includes full run rate synergies and public company cos ts. 2020 numbers exclude the impact of the 53 rd week. 3). See pages 39 and 40 for reconciliation. +12% +3% +5% +9% 12% 14% 14% 11% 13% 13% 2019 2020 2019 2020 2019 2020 2019 2020 2019 2020 2019 2020 Q1 Q1 Q2 - Q4 Q2 - Q4 FY FY Q1 Q1 Q2 - Q4 Q2 - Q4 FY FY YoY % Growth YoY % Growth 35 YoY $ Growth +$8 +$8 +40% +15% +$16 ▪ More than half of Q1 year - over - year EBITDA growth generated pre - COVID – Strong performance from recent Conagra Snacks acquisition (Q1 year - over - year Net Sales and Adjusted EBITDA +10% and +28%, respectively) (3) (3) (3) (3)

℠ $707 $772 $866 $910 $928 2017 2018 2019 2020 2021 Summary Financials Net Sales Pro Forma Adj. EBITDA (% Net Sales Margin ) 1). Pro forma for the acquisitions of Conagra Snacks and Kitchen Cooked. Excludes impact of Utz’s 53 rd week. See pages 39 and 40 for reconciliation. 2). Pro forma for the acquisitions of Conagra Snacks and Kitchen Cooked. Excludes impact of Utz’s 53 rd week. Includes full run rate synergies. See pages 39 and 40 for reconciliation. 3). Growth rate reflects the impact of final IO conversions, which reduce Net Sales from independent DSD operator discounts a nd improve Adjusted EBITDA Margins from the elimination of fixed selling and administrative costs. 4). IRI MULO+C data (calendar years ending 2017 - 2019). Excludes the impact of acquired brands until a full year of Utz ownership is in the baseline. ($ in mm) Net Sales Growth Organic Retail Sales Growth (4) 36 (2) (2) (2) (1) (1) 9.2% 12.1% 5.1% 2.0% 3.5% 2.6% 5+% 3+% Pro Forma Adj. EBITDA Growth (3) $73 $80 $108 $124 $134 10.4% 10.4% 12.4% 13.6% 14.4% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% 2017 2018 2019 2020 2021 9.6% 34.3% 15.1% 8.1%

℠ $12.1 $11.3 $8.6 $9.9 $10.0 $3.2 $1.8 $5.4 $8.4 $15.0 $4.7 $10.0 $15.2 $13.1 $18.6 $28.3 $25.0 2017A 2018A 2019A 2020E 2021E New ERP Implementation Profit Enhancing Maintenance Significant Profit - Enhancing Capex Opportunities; Strong FCF Conversion Capital Expenditures ($ in mm) % of Net Sales 1). Calculation excludes ERP Implementation capex and is based on Pro Forma Net Sales. See page 40 for reconciliation. 2). Represents (Pro Forma Adjusted EBITDA – Capex) / Pro Forma Adjusted EBITDA. Calculation excludes ERP Implementation capex. See page 40 for reconciliation. 3). Excludes $6.4 million of non - recurring capex primarily related to the rebuild of the company’s fire damaged FL plant that wa s subsequently sold later in the year. (1) FCF Conversion $13.9 $18.3 (2) (3) 37 2.2% 1.7% 1.6% 2.0% 2.7% 79% 84% 87% 85% 81%

℠ Capital Focused on Driving Growth 1 Business Growth (Including M&A) 2 Debt Reduction 3 Dividend Increase 4 Share Buyback • 2020E Net Debt / PF Adj. EBITDA of 3.1x • Target Net Leverage of 3 – 4x • Higher Net Debt / Adj. EBITDA Possible for Strategic Acquisitions, Returning to Target Range within 1 – 2 Years Cash Flow Priorities Target Leverage 38 Expected Deleveraging (1) 1). Represents Net Debt / Pro Forma Adjusted EBITDA. Please see pages 39 and 40 for reconciliation of Pro Forma Adjusted EBI TDA to GAAP. 3.1x 2.6x 2020E 2021E

℠

Appendix

℠ Non - GAAP Reconciliation Note: Dollars in Millions. 1). Includes net interest expense related to third - party obligations and interest income on loans made to independent DSD operat ors to facilitate their purchase of delivery routes. 2). Accounting policy change, fair value adjustment to long - term incentive program, mark - to - market commodity adjustments, and asset impairment/write - offs . 3). N on - recurring professional fees and expenses, travel, and integration costs related to historical acquisitions. 4 ). Non - recurring and one - time costs (including consulting and professional fees) of business transformation initiatives related primarily to the RSP - IO conversion, Rice/Lissette family - related items, onboardin g/severance for certain administrative employees, and change in vacation policy. 5). Non - recurring financing costs and loss on extinguishment of debt. 39 Non-GAAP Reconciliation Fiscal Year Ended, Fiscal Quarter Ended, December 31, 2017 December 30, 2018 December 29, 2019 March 31, 2019 March 29, 2020 Net Sales (Per GAAP) $707 $772 $768 $178 $228 Independent DSD Operator Discounts 40 58 77 17 21 Adjusted Net Sales $747 $830 $845 $196 $249 Net Income (Per GAAP) $17 ($28) ($13) ($3) $2 Depreciation and Amortization 29 30 29 7 9 Interest Expense, net (1) 9 43 45 12 9 Tax Expense / (Benefit) (16) 2 3 0 2 EBITDA $39 $48 $64 $16 $21 Certain Non-Cash Adjustments (2) 12 17 16 1 1 Acquisition and Integration (3) 6 11 3 1 5 Business Transformation Initiatives (4) 13 3 5 0 2 Financing-Related Costs (5) 4 1 5 - 0 Adjusted EBITDA $73 $80 $93 $18 $29 Net Sales EBITDA

℠ Pro Forma Financials Reconciliation Note: Dollars in Millions. 1). Includes Conagra Snacks and Kitchen Cooked pre - acquisition contribution. 2). Includes Conagra Snacks synergies in addition to synergies related to the acquisition of Kitchen Cooked. 3). Full year impact of anticipated incremental public company costs. 40 Pro Forma Adjusted EBITDA Reconciliation Historicals Projections Historicals 2017A 2018A 2019A 2020E 2021E Q1'19A Q1'20A Net Sales (GAAP) $707 $772 $768 $927 $928 $178 $228 Pre-Acquisition Net Sales (1) - - 97 - - 26 - Impact of 53rd Week - - - (17) - - - Pro Forma Net Sales $707 $772 $866 $910 $928 $204 $228 Independent DSD Operator Discounts 40 58 77 82 93 17 21 Pro Forma Adj. Net Sales $747 $830 $943 $992 $1,021 $222 $249 Adjusted EBITDA $73 $80 $93 $124 $133 $18 $29 Pre-Acquisition EBITDA (1) - - 10 - - 3 - Acquisition Synergies (2) - - 7 5 1 2 2 Public Company Costs (3) - - (3) (2) - (1) (1) Impact of Utz 53rd Week - - - (3) - - - Pro Forma Adjusted EBITDA $73 $80 $108 $124 $134 $22 $30 EBITDA Net Sales

HIGHLY CONFIDENTIAL ℠ Net Sales $928 Adj. EBITDA $134 Adj. EBITDA Margin 14.4% 14.4% $0 11.6x 15.0% $5 11.2x 16.0% $14 10.5x 17.0% $24 9.9x 18.0% $33 9.3x Margin Enhancements Further Reduce Implied Entry Valuation Expected Financial Profile ( 2021E ) Adj. EBITDA Margin (1) Incremental EBITDA Implied Multiple (2) Pro Forma Normalized Financial Profile ($ in millions) 1). Represents potential future margin level based on management and CCH estimates reflecting identified potential margin enh anc ements and inclusive of expected incremental marketing investments. 2). Reflects implied multiple at $10.00 per share transaction value. 3 ). See page 40 for reconciliation. 4 ). Represents 1 - year average. Peers include BellRing, Campbell’s, Flowers Foods, General Mills, Hain Celestial, Hershey’s, Hostess , JJ Snack Foods, Kellogg’s, Mondelez, PepsiCo, and Simply Good. See page 7 for additional detail . Median Peer NTM +1 EBITDA Multiple (4) – 13.3x 41 (3) ℠